Exhibit 5.1

June 5, 2026

Cemex, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, Mexico

Ladies and Gentlemen:

I am the general counsel of Cemex, S.A.B. de C.V. (the “Company”), a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable), organized under the laws of the United Mexican States (“Mexico”). I have assisted the Company in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-296381) of U.S.$1,500,000,000 aggregate principal amount of its 5.750% Senior Notes due 2036 (the “Notes”), to be issued under an indenture, dated as of the date hereof (the “Base Indenture”), between the Company and The Bank of New York Mellon, as trustee (in such capacity, the “Trustee”), as supplemented by the first supplemental indenture, dated as of the date hereof (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, Cemex Corp. (the “Guarantor”) and the Trustee. The Indenture provides that the Notes are to be guaranteed (the “Guarantee” and, together with the Notes, the “Securities”) by the Guarantor.

This opinion letter is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

In rendering the opinions stated herein, I have examined and relied upon the following:

(i)	the Registration Statement, including the Base Indenture, which is filed as an exhibit thereto;

(ii)	the Base Indenture;

(iii)	the First Supplemental Indenture;

(iv)	the global notes representing the Notes; and

(v)	the estatutos sociales (by-laws) of the Company

In addition, I have reviewed the originals or copies certified or otherwise identified to my satisfaction of all such corporate records of the Company and its Mexican subsidiaries and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and I have made such investigations of law, as I have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, I have assumed, without any independent investigation or verification of any kind, (i) the accuracy as to factual matters of each document I have reviewed, (ii) the due authorization, execution and delivery by any party thereto (other than the Company) of the Indenture; (iii) the validity, binding effect and enforceability of the Indenture and the Securities under the laws of the State of New York in the United States of America; (iv) the genuineness and authenticity of all signatures, opinions, documents and papers submitted to me; and (v) that copies of all opinions, documents and papers submitted to me are complete and conform to the originals thereof, and the authenticity of the originals of such copies; and (vi) the legal capacity and competency of all natural persons that executed the documents I have reviewed.

In addition, I have assumed that the Company has satisfied the legal requirements that are applicable to them under applicable law other than the law of Mexico to the extent necessary to make the Indenture and the Notes enforceable against it. I have also assumed that the Trustee has satisfied the legal requirements that are applicable to it under applicable law to the extent necessary to make the Indenture enforceable against it.

Based on the foregoing, having regard for such other considerations as I deem relevant and subject to the further assumptions and qualifications set forth below, I am of the opinion that:

1.	The Company has been duly incorporated and validly exists as a corporation under the laws of Mexico.

2.	The Company has the corporate power to execute and deliver the Notes and to consummate the issuance and sale of the Notes contemplated under the Indenture under Mexican Law.

3.

The Notes have been duly authorized by all requisite corporate action on the part of the Company and duly executed by the Company, and when duly authenticated by the Trustee and issued and delivered by the Company against payment therefore in accordance with the terms of the Underwriting Agreement and the Indenture, the Notes will constitute valid and binding obligations of the Company, entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) I have assumed that the Company and each other party to such agreement or obligation has satisfied or, prior to the issuance of the Securities, will satisfy those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of federal law of Mexico), and (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.

This opinion is subject to the following qualifications:

(a)	no treaty exists between the United States and Mexico for the reciprocal enforcement of judgments issued in each country;

(b)

enforcement may be limited or affected by concurso mercantil, bankruptcy, insolvency, liquidation, reorganization, moratorium, fraudulent conveyance and other similar laws and governmental orders of general application relating to or affecting the rights of creditors generally; among other things, (i) interest on principal will not accrue after declaration of concurso mercantil, (ii) the obligations of the Company in foreign currency shall be converted into Mexican currency at the rate of exchange published in the Diario Oficial de la Federación (Official Daily Gazette of the Federation) by Banco de México (the Central Bank of Mexico) in force on the date the declaration of concurso mercantil is made, and (iii) such Mexican currency obligations shall then be converted into “Unidades de Inversión” or “UDIS” (inflation indexed units) at the rate of conversion published by Banco de México for such date. The Securities are unsecured and therefore will have the same ranking as other unsecured debt (“deuda quirografaria”) and no senior status is granted thereto under Mexican law. In addition, pursuant to the laws of Mexico, labor claims, claims of tax authorities for unpaid taxes, social security quotas, worker’s housing fund quotas, retirement fund quotas, as well as claims from secured or privileged creditors, will have priority over claims of the holders of the Securities;

(c)	I note that the payment of interest on interest may not be enforceable under Mexican law;

(d)	judgment currency provisions (such as Section 16.12 of the Base Indenture and Section 10.10 of the First Supplemental Indenture) may not be enforceable in Mexico;

(e)

in the event that proceedings are brought in Mexico seeking performance of the obligations of the Company in Mexico, pursuant to Article 8 of the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), the Company may discharge its obligations by paying any sums due in a currency other than Mexican currency, in Mexican currency at the rate of exchange fixed by the Bank of Mexico for the date when payment is made;

(f)

in the event that any legal proceedings are brought in the courts of Mexico, a Spanish translation of the documents required in such proceedings, prepared by a court-approved translator, would have to be approved by the court after the defendant had been given an opportunity to be heard with respect to the accuracy of the translation, and proceedings would thereafter be based upon the translated documents;

(g)

the exercise of any prerogatives of the parties, although they may be discretionary, should be supported by the factual assumptions required for their reasonable exercise; in addition, under Mexican law, the Company will have the right to contest in court any notice or certificate of such party purporting to be conclusive and binding;

(h)	claims may become barred under the statutes of limitation, the application of which is not waivable under Mexican law, or may be or become subject to defenses of set-off or counterclaim;

(i)	a Mexican court may stay proceedings held in such court if concurrent proceedings are being held elsewhere;

(j)

as to the provisions contained in the Indenture regarding service of process, it should be noted that service of process by mail does not constitute personal service under Mexican law and, since such service is considered to be a basic procedural requirement under such law, if for purposes of proceedings outside Mexico service of process is made by mail, a final judgment based on such service of process would not be enforced by the courts of Mexico;

(k)

with respect to the provisions contained in the Indenture regarding service of process, I note that the irrevocability of the appointment of Cemex NY Corporation as the authorized agent for service of process of the Company may not be enforceable under Mexican law and, as a consequence, such appointment may be legally revoked, although any affected parties under the Indenture could bring any claim or remedies they may have available under the Indenture or applicable law as a result of such revocation;

(l)

I note that any covenants of the Company which purport to bind it on matters reserved by law to shareholders or owners of equity interests, or which purport to bind shareholders or owners of equity interests to vote or refrain from voting their shares or equity interests in the Company, as applicable, are not enforceable, under Mexican law, through specific performance;

(m)	in the event any legal proceedings are brought in the courts of Mexico to enforce a holder’s rights under the Securities or the Indenture, the Mexican courts would apply Mexican procedural law;

(n)	I express no opinion as to the enforceability in Mexican jurisdictions on judgments in actions predicated on civil liability provisions of U.S. federal securities laws;

(o)

with respect to the provisions contained in the Indenture in connection with service of process, it should be noted that service of process by mail does not constitute personal service of process under Mexican law and, since such service is considered to be a basic procedural requirement, if for purposes of proceedings outside Mexico service of process is made by mail, a final judgment based on such process would not be enforced by the courts of Mexico; and

(p)	except as specifically stated herein, I make no comment with regard to any representation which may be made by the Company in any of the documents referred to above or otherwise.

I express no opinion as to any laws other than the laws of Mexico and I have assumed that there is nothing in the law of any other jurisdiction that affects this opinion letter, which is delivered, based upon applicable law as of the date hereof. In particular, I have made no independent investigation of the laws of the United States of America or any jurisdiction thereof as a basis for the opinions stated herein and do not express or imply any opinion on or based on the criteria or standards provided for in such laws. As to questions related to the federal laws of the United States of America and the State of New York that are relevant to my opinion set forth above, I have relied, without making any independent investigation with respect thereto, for purposes of delivery of this opinion letter, on the opinion, dated today, of Skadden, Arps, Slate, Meagher & Flom LLP, special United States counsel to the Company.

In rendering the foregoing opinion, I have relied (i) as to factual matters on certificates of directors, executive officers and certain other employees of the Company and (ii) as to matters of United States federal and New York law on the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Company.

I hereby consent (i) to the filing of this opinion with the U.S. Securities and Exchange Commission (the “Commission”) as an exhibit to the Company’s Current Report on Form 6-K being filed on the date hereof and incorporated by reference into the Registration Statement, and (ii) to the reference to me in the prospectus constituting a part of the Registration Statement under the heading “Legal Matters” and in any prospectus supplement related thereto under the heading “Legal Matters” as counsel for the Company who have passed on the validity of the Notes being registered by the Registration Statement. In giving such consent, I do not thereby admit that I am an expert with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term “expert” as used in the U.S. Securities Act of 1933 or the rules and regulations of the Commission thereunder. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon this opinion in rendering their opinion to the Company.

This opinion is being rendered based on the legal provisions applicable in Mexico as of the date hereof. I assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if I become aware of any facts that might change the opinions expressed herein after the date hereof.

Very truly yours,

By:	/s/ Roger Saldaña Madero
Roger Saldaña Madero
General Counsel